

October 24, 2022

Archie Collins
President and Chief Executive Officer
Tampa Electric Company
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

> **Re: Tampa Electric Company**
> **Registration Statement on Form S-3**
> **Filed October 14, 2022**
> **File No. 333-267890**

Dear Archie Collins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Megan Foscaldi, Esq.